BB 8/28



03053214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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RECD S.E.C.
AUG 2 6 2003
838

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31934

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/29/02 (MM/DD/YY) AND ENDING 06/27/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Philadelphia Corporation For Investment Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Market Street Suite 3050
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen D. Hartung (215) 419-6407
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Kathleen D. Hartung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Corporaton For Investment Services, as of June 27, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARIAL SEAL
FREDERICK A. BLUEFELD, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Oct. 4, 2004

Signature

Chief Financial Officer & Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
N/A (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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OMB Number: 3235-0123
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

Philadelphia Corporation For Investment Services [13]

SEC FILE NO. 8-31934 [14]

FIRM I.D. NO. 11-015275 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1650 Market Street Suite 3050 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY) 06/29/02 [24]

Philadelphia [21] PA [22] 19103 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY) 06/27/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen D. Hartung [30]

(Area Code)—Telephone No. (215) 419-6407 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 30th day of August 19 2003

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) Kathleen D. Hartung
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

KPMG LLP [70]

ADDRESS

1601 Market Street [71]	Philadelphia [72]	PA [73]	19103 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Philadelphia Corporation For Investment Svcs **N 2** [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 06/27/03 [99]
SEC FILE NO. 8-31934 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 53,558	200			$ 53,558	750
2. Cash segregated in compliance with federal and other regulations	1,135	210			1,135	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	242,944	290			242,944	800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Philadelphia Corp. For Invt. Svcs as of 06/27/03

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Nonallowable		Total	
E. Stocks and warrants	$ 9,900	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities	1,046,044	424				
I. Sport commodities		430			$ 1,055,944	850
8. Securities owned not readily marketable:						
A. At Cost ....$ [130]		440	$	610		860
9. Other investments not readily marketable:						
A. At Cost .....$ [140]						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities ...$ [150]						
B. Other.......$ [160]		460		630		880
11. Secured demand notes-market value of collateral:						
A. Exempted securities ...$ [170]						
B. Other.......$ [180]		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value ....$ [190]						
B. Owned at cost				650		
C. Contributed for use of company, at market value				660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements:						
At cost (net of accumulated depreciation and amortization)		490	56,678	680	56,678	920
15. Other Assets:						
A. Dividends and interest receivable		500		690		
B. Free shipments		510		700		
C. Loans and advances		520		710		
D. Miscellaneous	345,000	530	107,394	720	452,394	930
16. TOTAL ASSETS	$ 1,698,581	540	$ 164,072	740	$ 1,862,653	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Philadelphia Corp. For Invts. Svcs. as of 06/27/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040	$	1250	$	1470
18. Securities sold under repurchase agreement				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070				1510
2. Other		1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095		1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts–including free credits of ... $ [950]		1120				1580
B. Commodities accounts		1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value–including arbitrage of ..... $ [960]				1360		1620
23. Accounts payable and accured liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable		1170				1640
C. Income taxes payable	49,237	1180			49,237	1650
D. Deferred income taxes				1370		1660
E. Accrued expenses and other liabilities	53,041	1190			53,041	1670
F. Other	28,654	1200		1380	28,654	1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Philadelphia Corp. For Invt. Svcs. as of 06/27/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	$ [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of.... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of.... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 130,932 [1230]	$ [1450]	$ 130,932 [1760]

Ownership Equity		Total
27. Sole proprietorship		$ [1770]
28. Partnership-limited partners	$ [1020]	[1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		10 [1792]
C. Additional paid-in capital		348,894 [1793]
D. Retained earnings		1,382,817 [1794]
E. Total		1,731,721 [1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 1,731,721 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,862,653 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Philadelphia Corp. For Invt. Svcs — as of 06/27/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition – Item 1800					$ 1,731,721	3480
2. Deduct: Ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					1,731,721	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$	3530
6. Deductions and/or charges:						
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)			$ 164,072	3540		
1. Additional charges for customers' and non-customers' security accounts			$	3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver				3570		
1. Number of items		3450				
C. Aged short security differences-less reserve of	$	3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities – proprietary capital charges				3600		
F. Other deductions and/or charges				3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					(164,072)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net capital before haircuts on securities positions					$ 1,567,649	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments			$	3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations				3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants			1,485	3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities			20,921	3734		
D. Undue Concentration				3650		
E. Other (list)				3736	(22,406)	3740
10. Net Capital					$ 1,545,243	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Philadelphia Corp. For Invt. Svcs. as of 06/27/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	8,728	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	1,295,243	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	1,532,149	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	130,932	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	130,932	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	8	3850
21 Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less item 4880 page 11)				%	8	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (Line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	N/A	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II — FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from 06/29/02 [3932] to 06/27/03 [3933]
Phila. Corp. For Invt. Svcs.	Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item			Amount	Code
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 1,412,992	3936
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions			7,273	3938
d. All other securities commissions			532,393	3939
e. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities			135,240	3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)	(5,700)	4236		
c. Total realized and unrealized gains (losses)			(5,700)	3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares			62,629	3970
7. Fees for account supervision, investment advisory and administrative services			773,524	3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business			637,512	3985
11. Other revenue			80,647	3995
12. Total revenue			$ 3,636,510	4030

EXPENSES

Item			Amount	Code
13. Registered representatives' compensation			$ 1,480,467	4110
14. Clerical and administrative employees' expenses			573,708	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers				4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)			267,531	4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			272,546	4060
20. Occupancy and equipment costs			240,486	4080
21. Promotional costs			38,252	4150
22. Interest expense			1,002	4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts			2,369	4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			33,206	4195
27. Other expenses			200,181	4100
28. Total expenses			$ 3,109,748	4200

NET INCOME

Item			Amount	Code
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			526,762	4210
30. Provision for Federal income taxes (for parent only)			161,368	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ 365,394	4230

MONTHLY INCOME

Item			Amount	Code
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ 58,458	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Philadelphia Corp. For Invt. Svcs   as of 06/27/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c-3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ N/A	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$	4470
18. **Less 3% (for alternative method only—see Rule 15c3-1(f)(5)(i))			( )	4471
19. **TOTAL 15c3-3 DEBITS			$	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	4530
26. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ______ [4332] Weekly ______ [4333] Monthly ______ [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Philadelphia Corp. For Invt. Svcs. as of 06/27/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c-3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... $ ______ [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ [4335] ______ [4570]
   - D. (k)(3) — Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3. Notes A and B .... $ ______ [4586]
   - A. Number of items .... ______ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ ______ [4588]
   - A. Number of items .... ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

DRAFT 8/18/2003

PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES

Reconciliation, Including Appropriate Explanation, of the
Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements
Under Exhibit A of Rule 15c3-3

June 27, 2003

Computation of Net Capital Under Rule 15c3-1

No material difference exists between broker's most recent, unaudited Part II filing and the Annual Audit Report.

Computation for Determination of Reserve Requirements

No material difference exists between broker's most recent, unaudited Part II filing and the Annual Audit Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Philadelphia Corp. For Invt. Svcs. as of 06/27/03

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

Item	Amount	Code
1. Net ledger balance:		
A. Cash	N/A	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

Item	Amount	Code
7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Philadelphia Corp. For Invt. Svcs. as of 06/27/03

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

Total $ 4699*

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER Phildelphia Corp. For Invt. Svcs as of 06/27/03

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capita.

Item	Amount	Code	Total	Code
1. Equity Capital				
A. Partnership Capital:				
1. General Partners	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)		4760		
4. Other (describe below)		4770		
2. Subordinated Liabilities				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. Other Anticipated Withdrawals				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860		
C. Other (describe below)		4870		
Total			$ NONE	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item	Non-conforming capital	Code	Amount	Code
1. Balance, beginning of period			$ 1,418,476	4240
A. Net Income (loss)			313,245	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 1,731,721	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ NONE	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Philadelphia Corp. For Invt. Svcs. as of 06/27/03

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short	$	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [X] 4930 No [ ] 4940

3. Personnel employed at end of reporting period:		
A. Income producing personnel	16	4950
B. Non-income producing personnel (all other)	9	4960
C. Total	25	4970
4. Actual number of tickets executed during current month of reporting period	1,221	4980
5. Number of corrected customer confirmations mailed after settlement date	2	4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	5000	$ 5010	5020	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge — unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconciliations — unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts — over 60 calendar days	5280	$ 5290	5300	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 business days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16. Failed to receive 11 business days or longer (21 business days or longer in the case of Municipal Securities)	5363	$ 5364	$ 5365

17. Security concentrations (See instructions in Part I):	
A. Proprietary positions	$ 5370
B. Customers' accounts under Rule 15c3-3	$ 5374
18. Total of personal capital borrowings due within six months	$ 5378
19. Maximum haircuts on underwriting commitments during the period	$ 5380
20. Planned capital expenditures for business expansion during next six months	$ 5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$ 5384
22. Lease and rentals payable within one year	$ 5386
23. Aggregate lease and rental commitments payable for entire term of the lease	
A. Gross	$ 5388
B. Net	$ 5390

OMIT PENNIES



1601 Market Street
Philadelphia, PA 19103-2499


SEC MAIL PROCESSING
RECEIVED
AUG 26 2003
WASH, D.C. SECTION
187

Board of Directors
Philadelphia Corporation for Investment Services:

In planning and performing our audit of the financial statements and supplemental schedule of Philadelphia Corporation for Investment Services (the Company), for the year ended June 27, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Philadelphia Corporation for Investment Services including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17 a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Philadelphia Corporation for Investment Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Philadelphia Corporation for Investment Services in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Philadelphia Corporation for Investment Services has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Philadelphia Corporation for Investment Service's practices and procedures were adequate at June 27, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Philadelphia, PA
July 23, 2003



Philadelphia Corporation
For Investment Services

A SUBSIDIARY OF CHESTER VALLEY BANCORP INC.


SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2003
WASH, D.C.
SECTION

August 25, 2003

Securities and Exchange Commission
450 5th Street N.W.
Washington, DC 20549

RE: SEC File Number 8-31934

Dear Sirs:

Enclosed please find two copies of our Annual Audited Report Form X-17A-5, Part III as well as two copies of our Adequacy Letter from KPMG, our Auditor.

Please let us know if you require anything further.

Thank you.

Sincerely,

Mary Kay Greenwood

Mary Kay Greenwood
Vice President

Enclosures